

Sergei Zharkov · 2nd

Co-Founder at Aquaborne

Aquaborne

Sacramento, California, United States · 500+ connections ·

Contact info

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ГРИН-КАРТА ЗА ИНВЕСТИЦИИ
РЫБЬЯ
КОЖА
УНИКАЛЬНЫЙ
ПРОЕКТ

Запускаем раунд привлечения инвестиций в уникальный проект theaquaborne.com Для желающих переехать в СШ из стран СНГ открыта возможность получить гражданств по визе EB5....

Уникальный EB5 ВИЗА ПРОЕКТ ищет инвестора - Рыбья кожа Aquaborne - ИННОВАЦИЯ

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Experience

Co-Founder
Aquaborne · Full-time
Jun 2020 – Present · 9 mos
United States

Head of construction procurement branch

NLMK Group
Apr 2018 – May 2020 · 2 yrs 2 mos
Липецкая область, Россия

Devise appropriate contracting strategies and long-term agreements
Build a high performing relationship between the company and the major contractors
Promote process efficiencies through focus on automated channels
Estimate quantities and costs of construction and support services ...see more

ZAO Rospan International
7 yrs

Construction procurement manager
Jan 2014 – Mar 2018 · 4 yrs 3 mos
Novy Urengoy

Lowered construction services cost for industrial project by 23% which netted the company more than $7.5M in 24 months
Utilized ERP system reports, Microsoft Excel, and pivot tables to analyze problem areas and create solutions ...see more

Procurement Officer
Apr 2011 – Dec 2013 · 2 yrs 9 mos
Novy Urengoy, Russia

Purchasing of services for capital construction
Planning; development of purchasing documentation
Developing of contracting strategy, conduction of vendors qualification, and of technical and commercial negotiations ...see more

Sales engineer
SIAM Oil Service Company
Mar 2008 – Apr 2011 · 3 yrs 2 mos
Tomsk, Russia

Sales of hardware and software products in the field of hydrodynamics research and diagnostics of oil and gas wells
Representation of the company at professional exhibitions and presentations of products

Manufacturing Manager
SIAM
Mar 2008 – Mar 2011 · 3 yrs 1 mo
Tomsk, Russia

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Education

William Jessup University

Master of Business Administration - MBA, Business Administration, Management and Operations

2020 – 2022

University of Minnesota

COURSE CERTIFICATE, Software Development Processes and Methodologies, COURSE CERTIFICATE

2020 – 2020

St. Petersburg Polytechnic university

International Business program

2017 – 2017

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